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Jonathan Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

April 11, 2023

Christopher D. Carlson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     Hartford Schroders Private Opportunities Fund, et al., File No. 812-15304

Dear Mr. Carlson:

We are writing in response to comments you provided electronically to me on March 15, 2023 with respect to the second amendment to an application pursuant to section 17(d) of the Investment Company Act of 1940 (the “Act”) and rule 17d-1 thereunder for an order permitting certain arrangements (the “Application”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2022 on behalf of Hartford Schroders Private Opportunities Fund and listed applicants (collectively, the “Applicants”). On behalf of the Applicants, we have reproduced your comments below and provided the Applicants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Application.

Comment 1.	Please replace the word “issue” with “issuer” in clause (i) of the definition of “Follow-On Investment” on page 5.[1]

Response 1.	The Application has been revised accordingly.

Comment 2.	To be consistent with existing relevant precedent, in the definition of “Future Regulated Fund” on page 5, please delete the phrase “or any entity controlling, controlled by, or under common control with the Existing Adviser,” after the term “Existing Adviser” in the definition of “Future Regulated Fund.”

Response 2.	The Application has been revised accordingly.

[1]	Page references to the Application used herein are to the redline of the Application to the previous amendment that was included in the December 16, 2022 40-APP/A filing.

April 11, 2023 Page 2

Comment 3.	In the definition of “Independent Trustee” on page 5, please delete the parenthetical “(including any non-interested member of an Independent Party).” Please also delete this parenthetical where it appears in conditions 10(d) and 12 on page 25.

Response 3.	The Application has been revised accordingly.

Comment 4.	In the definition of “Schroder Adviser” on page 6, please add a footnote after the first instance of “successors” and add a cross-reference to footnote 7 of the Application in the text of the footnote.

Response 4.	The Application has been revised accordingly.

Comment 5.	On page 12 under the sub-heading “Permitted Follow-On Investments and Approval of Follow-On Investments,” add the following sentences to the end of the first paragraph:

The Order, if granted, would permit Affiliated Investors to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Investors are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

Response 5.	The Application has been revised accordingly.

Comment 6.	On page 16 under the sub-heading “Precedents”:

a.	Please add the following to the end of the first sentence of the first paragraph: “, including precedents involving subadvisers”.

b.	In footnote 21 to the first sentence of the first paragraph, add references to the following precedent co-investment orders: John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Release No. 34690 (August 29, 2022) (notice), Release No. 34718 (September 26, 2022) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-15222) Release No. 34422 (Nov. 22, 2021), Release No. 34445 (Dec. 20, 2021); and Main Street Capital Corporation, et al. (File No. 812-14979) Release No. 34103 (Nov. 23, 2020) (notice), Release No. 34146 (order).

April 11, 2023 Page 3

c.	Please add the following after the second paragraph as a new paragraph and footnote:

The relief requested in this application with respect to Follow-On Investments is consistent with the temporary relief granted by the Commission on April 8, 2020 and other orders.[FN]

[FN:] BDC Temporary Exemptive Order, Release No. 33837 (April 8, 2020); BlackRock Capital Investment Corporation, et al. (File No. 812-15259), Release No. 34535 (March 18, 2022) (notice) and Release No. 34558 (April 14, 2022) (order) and John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Release No. 34690 (August 29, 2022) (notice), Release No. 34718 (September 26, 2022) (order).

Response 6.	a.	The Application has been revised accordingly.

	b.	The Application has been revised accordingly.

	c.	The Application has been revised accordingly.

* * * * *

These changes will be reflected in Amendment No. 3 to the Application (the “Amendment”), to be filed via EDGAR, along with a .pdf file of the Amendment marked to indicate all changes. Should you have any questions regarding this letter, please contact me at (212) 641-5600.

Sincerely,

/s/ Jonathan Gaines
Jonathan Gaines

cc:	Thomas R. Phillips
John V. O‘Hanlon
Alexander C. Karampatsos